CtW Investment Group @CtWInvGrp · Mar 24

$DPZ #execpay ill-suited to company strategy and requires urgent reform http://www.sec.gov/Archives/edgar/data/1286681/000137773915000004/dpzpdf.htm … #corpgov

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CtW Investment Group @CtWInvGrp · Mar 23

Domino Pizza's #execpay structure myopic and inappropriate given growth & stock see our vote against #sayonpay http://ctwinvestmentgroup.com/wp-content/uploads/2015/03/CtW_DPZ_March-2015.pdf … $DPZ